UBS Asset Management (Americas), Inc.

1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

William T. MacGregor
Deputy General Counsel
Tel: 212/713 2195
Fax: 212/882 5370

April 27, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:  Ms. Ashley Vroman-Lee

Re:                             UBS Relationship Funds (the “Trust”)

File No. 811-09036

Dear Ms. Vroman-Lee:

On behalf of the above-referenced Trust, following are the responses to the comments with regard to the Post-Effective Amendment No. 72 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2017 pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended.  Each comment is summarized below, followed by the Trust’s response to the comment.  As discussed, responses that implicate revisions to the disclosure documents will be incorporated into the amendment to be filed on April 30,

2018.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

The Trust has determined to deregister the UBS International Equity Relationship Fund, UBS Opportunistic Emerging Markets Debt Fund, UBS U.S. Treasury Inflation Protected Securities Relationship Fund, and UBS Opportunistic Loan Relationship Fund and such series will be removed from the Trust’s Registration Statement on Form N-1A in the next Post-Effective Amendment. The Trust has therefore provided responses below to only those comments applicable to the other five series of the Trust (each, a “Fund” and collectively, the “Funds”).

All Funds

1.              Comment. We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, actions or absence of action by the Staff. Please file a letter responding to these comments from the Staff via EDGAR.

2.              Response. The Trust acknowledges the request and will file this letter as correspondence via EDGAR.

3.              Comment.  Please confirm, supplementally, how derivative instruments are valued for purposes of each Fund’s 80% policy, as applicable, and for purposes of calculating each Fund’s net asset value.

Response. The value of derivative instruments is calculated for purposes of each Fund’s 80% policy in the same manner that the value of such derivative instruments is calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value.

4.              Comment.  Please confirm that the portfolio managers listed in the Part A are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, as required by Item 5(b) of Form N-1A.

Response.  The Trust confirms that the portfolio managers listed in the Part A are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

5.              Comment.  Please consider what, if any, disclosure regarding contingent convertible securities is appropriate for inclusion in the Funds’ Parts A and Part B.  If such securities are a principal investment strategy for a Fund, please include a corresponding risk. Please also explain, supplementally, the amount the Funds invest in contingent convertible securities.

Response. The Trust believes its current disclosure regarding contingent convertible securities is appropriate.  The UBS High Yield Relationship Fund may invest up to 10% of its assets in contingent convertible securities, and all other Funds limit their investments in contingent convertible securities to under 5% of their assets. The Trust notes disclosure in the Part A for UBS High Yield Relationship Fund under the heading “Principal investments” and “More about the Fund’s principal strategies” disclosing the Fund’s ability to invest in contingent convertible securities, and corresponding risk disclosure under the heading “More about risks.”

UBS Global Corporate Bond Relationship Fund

6.              Comment.  In accordance with Investment Company Act Release No. 24828, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response.  The Trust acknowledges the Staff’s comment and respectfully believes the Fund’s existing disclosure complies with Investment Company Act Release No. 24828.

7.              Comment.  Please provide an example of duration given the Fund’s ability to invest in securities of any maturity.

Response.  The requested change will be made.

UBS-HALO Emerging Markets Equity Relationship Fund

8.              Comment. Please consider whether to add “Greater China and China A-shares risk” to the Fund’s summary prospectus.

Response. The Fund notes disclosure in the summary prospectus under “Foreign investing risk,” which summarizes the risks discussed in the Item 9 “Greater China and China A-shares risk” and will move risk disclosure related to Greater China and China A-shares under its own risk heading in the summary prospectus.

UBS Opportunistic Loan Relationship Fund

9.              Comment.  Please add a reference to “junk bonds” following each mention of “below investment grade” or “non-investment grade” securities, or refer to such securities using only the term “junk bonds.”

Response.  This Fund has been removed from the Registration Statement.

Please do not hesitate to contact Jamie M. Gershkow, Esquire at (215) 564-8543 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ William T. MacGregor
William T. MacGregor
Vice President and Assistant Secretary
UBS Relationship Funds